LITTLE LIBROS LLC

SUBSCRIPTION AGREEMENT

Preferred Series Seed Units

November 2021

LITTLE LIBROS LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Offering: **Preferred Series Seed Units**

Company: **LITTLE LIBROS LLC**

Founding Managers: **Ariana Stein and Patricia Rodriguez**

Investor: **As Listed on the Signature Page**

This Subscription Agreement (this "Agreement") is made and entered into as of the date listed on which the Founding Managers countersign the Signature Page attached hereto, by and between the Company and the Investor. At times, Investor may also be referred to as "Subscriber" in this Agreement.

BACKGROUND

A. The Founding Managers, on behalf of the Company, have authorized the sale of Units of the Company at a price of Ten and No/100 Dollars ($10.00) per Preferred Series Seed unit (each a "Unit" and collectively, the "Units").

B. The Investor desires to purchase from the Company the number of Units as listed on the Signature Page of this Agreement on the terms and subject to the conditions set forth herein.

ARTICLE I
SUBSCRIPTION FOR UNITS

1.01 **The Offering; Preferred Series Seed**. The Investor understands that the Company is conducting an offering (the "Offering") under the Securities Act . This Offering is made pursuant to the Form C, as amended, filed by the Company with the Securities and Exchange Commission (the "SEC") in November 2021 ("Form C") and the Offering Statement, which is included therein (the "Offering Statement"). The Company is offering to accredited and unaccredited investors up to $5,000,000 of Preferred Series Seed Units (each a "Unit" and collectively, the "Units") at a price of $10.00 per Unit (the "Purchase Price"). The Units have the relative rights, preferences, privileges and priorities specified in the Amended and Restated Operating Agreement of the Company. In particular, the Units are non-voting securities and holders of such Units shall not be entitled vote on any matter that is submitted to a vote or submitted for the consent

of the members of the Company. Holders of the Units shall have no information or inspection rights, except with respect to such rights deemed not waivable by law. The minimum amount or target amount to be raised in the Offering is $500,000.00 (the "Target Offering Amount") and the maximum amount to be raised in the Offering is $5,000,000 (the Maximum Offering Amount"). The Company is offering the Units to prospective investors through the Wefunder crowdfunding portal (the "Portal"). The Portal is registered with the SEC, as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 7.5% of gross monies rased in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at www.wefunder.com. The Company reserves the right, in its sole discretion, and for any reason whatsoever to modify, amend and/or withdraw all or a portion of the offering or accept or reject in whole, or in part, any prospective investment in the Units.

1.02 **Subscription.** Subject to the terms and conditions of this Agreement, Form C and the related Offering Statement, the undersigned Investor hereby irrevocably subscribes for and agrees to purchase the Units set forth on the Signature Page at a price of Ten and No/100 Dollars ($10.00) per Unit (the "Total Purchase Price"), which is payable in the manner specified in Form C and Offering Statement and as per the direction of the Portal through the Portal's website. A subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "Offering Deadline"). A subscription may be accepted or rejected in whole or part, at any time prior to the Closing Date, as defined below, by the Company in its sole discretion. Additionally, the Company, as its sole discretion, may allocate to Investor only a portion of the number of Units Investor has subscribed for. If Investor's subscription is rejected, Investor's payment (or portion thereof if partially rejected) will be returned to Investor without interest and all of Investor's obligations under this Agreement shall terminate.

1.03 **Closing.** Subject to the conditions outlined below, the closing of the sale and purchase of the Units pursuant to this Agreement (the "Closing") shall take place through the Portal within five business days after the Offering Deadline (the "Closing Date"). The Closing is conditioned upon the satisfaction of all the following conditions:

(a) Prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount; and

(b) At the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount.

1.04 **Termination; Issuance of Additional Units or Equity**. The undersigned understands that the Company may terminate the Offering at any time. If, at some point, the Company issues additional Units, other class of ownership and/or other equity or profits interests in the Company, then Investor's interests and rights granted here shall be diluted.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.01 **Representations and Warranties of Investor.** The undersigned represents and warrants to the Company and the Company's agents that:

(a) Binding Obligation. This Agreement is a valid, binding and enforceable obligation of the Investor. The Investor has the requisite capacity to purchase the Units, enter into this Agreement, and to perform all of the obligations required to be performed by the Investor under this Agreement, and that such purchase will not contravene any law, rule, regulation, or investment guideline or restriction binding upon the Investor.

(b) Accuracy. All information provided by the Investor pursuant to this Agreement, and any other information that the Investor provided to the Company or Company's designated agents about the Investor, is true, correct, and complete in all respects.

(c) Age and Qualification. If the Investor is a natural person, the Investor is at least 18 years of age. Including the amount set forth on the signature page to this Agreement, in the past twelve (12) month period, the undersigned has not exceeded the investment limit set forth in Code of Federal Regulations Section 227.100(a)(2) regarding Regulation Crowdfunding and as described in Section 2.01(p).

(d) Risk. **The undersigned Investor understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, the accompanying Offering Statement, and in this Agreement. The Investor has considered the suitability of the Units as an investment in light of the Investor's own circumstances and financial condition and is willing and able: (A) to bear the economic risk of an investment in the Units; (B) to hold the Units for an indefinite period of time; and (C) currently to afford a complete loss of an investment in the Units. In addition, the Investor's commitments to all speculative investments (including the investment in the Units) are reasonable in relation to the Investor's net worth and annual income. The undersigned also has sufficient liquid assets to pay the full purchase price for the Units and has no present need for liquidity of the undersigned's investment in the Company.**

(e) Information Provided by the Company. The undersigned received and reviewd a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied soley on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Units. The information prepared by the Company is solely for the use by prospective investors in connection with this offering. No representations or warranties are made as to the accuracy or completeness of the information contained in any offering materials, and nothing contained in the offering materials is or should be relied upon as a promise or representation as to the future performance of the Company.

(f) Forward-Looking Statements. The Offering Statement contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward looking terminology, such as "believes," "anticipates," "expects," "estimates," "projects," "may", "will" or similar terms that are intended to identify forward-looking statements. These statements reflect the Company's current views, based on information currently available to the Company's managers, with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned that such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors.

(g) Reliance; Representation. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective

affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that the information and explanations related to the terms and conditions of the Units provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units. The undersigned Investor confirms that neither the Company, the Portal or any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

(h) Ability to Evaluate. The Investor, individually or with an investor representative, has such knowledge, skill, and experience in business, financial, and investment matters that the Investor is capable of adequately evaluating the merits and risks of an investment in the Units and making informed decisions relating thereto. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting, and financial evaluation of the merits and risks of an investment in the Units.

(i) Own Account. The Investor is acquiring the Units solely for the Investor's own account, for investment purposes, and not with an intent to resell, transfer, or otherwise distribute the Units.

(j) No Registration or Qualification. The Investor acknowledges and understands that the Units have not been and will not be registered under the Securities Act or any state secruities laws by reason of being offered and sold under one or more of specific exemptions from registration. The Investor also acknowledges that the Company is relying on the truth and accuracy of the Investor's representations, warranties, and acknowledgments made in this Agreement in offering the Units for sale without registering them under the Securities Act or qualifying them under applicable state securities laws.

(k) Speculative Securities. The Investor understands that (i) an investment in the Units is suitable only for an investor who is able to bear the economic consequences of losing his or her entire investment; (ii) an investment in the Units is speculative and involves a high degree of risk of loss; and (iii) there are substantial restrictions on the transferability of, and there will be no public market for, the Units, and accordingly, the Investor may not be able to liquidate an investment in the Units in the case of an emergency. The undersigned Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

(l) Access to Data. The Investor is familiar with the business and financial condition and operations of the Company as described in the Form C and accompanying Offering Statement. The undersigned Investor is satisfied that it has received sufficient information with respect to the Company and the Units that the undersigned considers necessary to the Investor's decision concerning purchase of the Units.

(m) Transfer Restrictions. The Investor understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, afer which certain state restrictions may apply. The undersigned agrees that the undersigned Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Code of Federal Regulations Section 227.501.

(n) No Guarantee. The Investor acknowledges that it never has been represented, guaranteed or warranted, by the Company or its principals, including any of the officers, managers, members, employees or agents, or any other persons, whether expressly or by implication, that: (a) the Company or the Investor will realize any given percentage of profits and/or amount or type of consideration, profit or loss as a result of the Company's activities or the Investor's investment in the Company; (b) the past performance or experience of the management of the Company, or of any other person, will in any way indicate the predictable results of the ownership of the Units or of the Company's activities (c) she, he or it has not been given any guarantee or representation by the Company as to the potential success, return, effect or benefit of an investment in the Units or (d) the Company made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal instrument or similar laws or regulations. The Investor confirms that the Investor is not relying on any statements or communications of the Company, in either written or oral forms, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units, as may have been provided in writing and/or verbally at or about the time accompanying this Agreement, shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company nor any of its agents or affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Units. In deciding to purchase the Units, the undersigned Investor has made its own independent decision, alone or in consultation with investment advisors, that the investment is suitable and appropriate for the undersigned.

(o) Cancellation; Abandonment. The undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund. The undersigned acknowledges that the Company has the right and sole discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

(p) Survival. The representations, warranties, acknowledgments, and agreements of the Investor set forth in this Agreement shall survive both (i) the delivery of the Units, and (ii) the Investor's death or disability, and will be binding upon the Investor's heirs, executors, administrators, successors, and assigns.

(q) No Change. The undersigned Investor understands that unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(r) Valuation. The Investor acknowledges that the price of the Units was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Investor further acknowledges that future offerings of Units may be made at lower valuations, with the result that the Investor's investment will bear a lower valuation.

(s) Foreign Investors If Investor is not a United States person (as defined in Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor represents that it satisfied itself as the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including: (i) the legal requirements within its jurisdiction for the purchase of securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding redemption, sale or transfer of the Units. Investor's subscription and payment for

and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the Investor's jurisdiction.

(t) Investment Limits. Investor represents that if he or she is not an accredited investor, either:

i. Investor's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within any 12-month period, is the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,200; or

ii. Both of Investor's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within any 12-month period, is up to 10% of the greater of its annual income or net worth, but not to exceed $107,000.

(u) Competitive Business. The Investor/Subscriber has not participated in and shall not participate in the formation, organization, have an advisory role, or invest in other businesses, which are the same as, similar to, or competitive against the Company. If Investor participated in assisting, providing services or capital to competitive businesses, she, he or they will automatically be excluded from the offering. If Investor participates, in the future, in assisting, providing services or capital to competitive businesses, the Managers of the Company will exercise their ability to repurchase any Units held by such Investor/Subscriber.

(v) Indemnification. The Investor agrees to indemnify and hold harmless the Company, its agents, employees, officers, members and managers (the "Company Parties") from and against any and all losses, claims, damages or liabilities, including costs and attorneys' fees (collectively, a "Loss") due to or arising out of a breach of any representation, warranty or acknowledgement made by the Investor in this Agreement or any other document provided by the Investor to the Company in connection with the Investor's investment in the Units. The Investor hereby agrees to indemnify the Company and the other Company Parties and to hold them harmless against all Loss arising from the sale or distribution of the Units by the Investor in violation of the Securities Act or other applicable laws.

2.02 **Company Representations.** The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

(a) Corporate Power. The Company has been duly organized as a limited liability company under the laws of the State of California and, has all requisite legal power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

(b) Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or

other equitable remedies.

(c) Valid Issuance. The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Amended Articles of Organizaiton and the Operating Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d) No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Amended Articles of Organizaiton and the Operating Agreement, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(e) No Filings. Assuming the accuracy of the Investor's representations and warranties set forth in this Agreement, no order, license, consent or authorization or approval of, or exemption by, or action by or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except: (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial Statements. Complete copies of the Company's financials statements, consisting of the financial position of the Company as of December 31, 2019 and December 31, 2020 (the "Financial Statements") will be made available to Investor and will be made accessible in the Offering Statement and on the site of the intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared. Indigo Spire, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirement of Rule 201 of Regulation Crowdfunding as set forth by the SEC.

(g) Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing against: (a) the Company or (b) any consultant, officer, manager, director or key employee of the Company arising out of his, her or their consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

(h) Proceeds. The Company shall use the proceeds form the issuance and sale

of the Units as set forth in the Offering Materials.

ARTICLE III
ACKNOWLEDGEMENTS

3.01 **Acknowledgments.** The undersigned Investor acknowledges and agrees that:

(a) HIGH RISK INVESTMENT. (A) any projections forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (B) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "IRS"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his or her own advisor regarding legal matters and tax consequences involving this investment. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK**.

(b) Use of Special Purpose Vehicle. The undersigned agrees to take any and all actions determined by the Company's managers in good faith to be advisable to reorganize this instrument and any Units issued pursuant to the terms of this Agreement and instrument into a special-purpose vehicle or other entity designed to aggregate the interests of the holdres of the Units.

(c) Economic Interest. The undersigned Investor acknowledges that it, she or he shall only hold an "Economic Interest" in the Company and not have **any** rights to manage or right to vote. For purposes of this Section, an "Economic Interest" shall mean an interest in the Net Income, Net Loss and Distributions of the Company but shall not include any right to vote or to participate in the management of the Company, as further set forth in the Company's Operating Agreement.

(d) Non-Voting Units. The undersigned acknowledges that the Units being acquired have no voting rights and that major corporate, management and company actions will be taken without the vote of the holders of the Units, including sale of the Company as well as Equity Financing (as defined below).

(e) Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months, the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase the Units from the undersigned for the greater of (i) the Purchase Price or (ii) the fair market value of the Units, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Units the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Units by the Financing Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this Section 3.01(e), the following terms shall have the meanings set forth below:

"**Change of Control**" means (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells units at a fixed pre-money valuation.

"**Financing Price**" means the price per unit or conversion price of a class of units issued to the investors investing new money in the Company in connection with the initial closing of an Equity Financing.

(f) Option. Subject to any restrictions herein, the Operating Agreement and applicable law, the Undersigned has an option to offer to sell all or a portion of the Units to the Company for the fair market value of the Units, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined above).

(g) Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "Managing Underwriter ") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Units or other securities of the Company during the 30 day period preceding and the 270 day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "Market Standoff Period"). The Company may impose stop transfer instructions withrespect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

ARTICLE IV
GENERAL

4.01 **Governing Law and Venue.** This Agreement shall be governed in all respects by the laws of the State of California, without regard to any provisions thereof relating to conflict of laws among different

jurisdictions. The parties agree that exclusive venue for any suit, cause or action arising hereunder shall be in Los Angeles County, California.

4.02 **Successors and Assigns.** Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto, provided, however, that the rights of Investor to purchase the Units shall not be assignable without the consent of the Company. This Agreement shall not be construed so as to confer any right or benefit on any party not a party hereto, other than their respective successors, assigns, heirs, executors, and administrators.

4.03 **Entire Agreement and Amendment.** This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof and supersede all prior agreements and understandings relating thereto. Neither this Agreement nor any term hereof may be amended, waived, discharged, or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge, or termination is sought.

4.04 **Headings**. The headings and titles of the Articles, sections and subsections of this Agreements are for convenience of reference only and are not to be considered in construing this Agreement.

4.05 **Severability and Enforcement.** In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable, or void, this Agreement shall continue in full force and effect without such provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party, and the severed provision shall be amended as best possible in order to effect the original intent of the parties. The parties hereto agree that irreparable damage for which money damages would not be an adequate remedy would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that, in addition to any other remedies a party may have at law or equity, the parties shall be entitled to seek an injunction or injunctions to prevent such breach of this Agreement and to enforce specifically the terms hereof.

4.06 **Notices.** Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by facsimile or electronic delivery. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by hand, courier service, facsimile or electronic delivery, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed as follows:

If to the Company: LITTLE LIBROS LLC
1960 Hawkins Circle
Los Angeles, California 90001
Attn: Ariana Stein
Email: hola@littlelibros.com

If to the Investor: To the address and email address provided by the Investor at subscription.

Any party may change its address for notice by written notice to the other parties.

4.07 **Binding Effect.** This Agreement, including, but not limited to, the rights and conditions contained herein in connection with disposition of the Units, shall be binding upon the parties hereto, together with their respective executors, administrators, successors, personal representatives, heirs and assigns.

4.08 **Counterparts.** This Agreement may be executed in any number of counterparts (including by facsimile or portable document format (pdf)), each of which may be executed by only one party, which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

4.09 **Electronic Execution and Delivery**. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

[signature page follows]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE].

Number of Shares: [SHARES]

Aggregate Purchase Price: $[AMOUNT]

COMPANY:
Little Libros LLC

Founder Signature

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

Read and Approved (For IRA Use Only):

By: ____________________

SUBSCRIBER:

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited